UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

NN, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629337106

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,951,495
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,951,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,951,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		163,119
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

163,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

163,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		770,703
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

770,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

770,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.82%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,885,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,885,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,885,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.18%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,885,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,885,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,885,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.18%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,885,617
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,885,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,885,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.18%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,885,617
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,885,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,885,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.18%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,885,617
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,885,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,885,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.18%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 629337106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends and restates the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners XI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,951,495 Shares owned directly by Legion Partners I is approximately $32,531,198, including brokerage commissions. The aggregate purchase price of the 163,119 Shares owned directly by Legion Partners II is approximately $1,767,552, including brokerage commissions. The aggregate purchase price of the 770,703 Shares owned directly by Legion Partners XI is approximately $7,593,011, including brokerage commissions.

Item 4.	Purpose of Transaction.

On December 5, 2019, Legion Partners I and Legion Partners II (the “Legion Investors”), together with certain other unaffiliated purchasers named therein (together with the Legion Investors, the “Investors”), entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer has agreed to sell (i) 14,273 shares of the Issuer’s newly designated Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), at a price of $1,000 per share, together with common stock purchase warrants (the “Warrants”) to purchase 214,095 Shares, for aggregate gross proceeds of $14,273,000 to Legion Partners I, and (ii) 727 shares of the Series B Preferred Stock, at a price of $1,000 per share, together with Warrants to purchase 10,905 Shares, for aggregate gross proceeds of $727,000 to Legion Partners II (the “Financing Transaction”).

The closing of the Financing Transaction is expected to take place on or about December 10, 2019, and is subject to customary closing conditions. The issuance of Shares upon exercise of the Warrants and conversion or redemption of the Series B Preferred Stock in an amount greater than 19.99% of the Issuer’s outstanding Shares is subject to stockholder approval, as required under the listing standards of Nasdaq (the “Stockholder Approval”).

Pursuant to the Purchase Agreement and the Certificate of Designation setting forth the terms of the Series B Preferred Stock (the “Certificate of Designation”), the Company has agreed, subject to certain exceptions, not to become party to certain change in control transactions other than (i) a transaction not approved by the Board prior to the consummation thereof or (ii) transactions in which holders of shares of the Series B Preferred Stock are entitled to receive cash in an amount equal to the applicable redemption value plus accrued and unpaid dividends (and less a portion of certain dividend taxes that may be paid or accrued by the Company on behalf of the Investors in respect of the Series B Preferred Stock). The foregoing summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

10

CUSIP No. 629337106

The terms of the Series B Preferred Stock, as set forth in a Certificate of Designation, will include the following:

•	Dividends. Dividends will equal 10.625% per annum, payable quarterly in arrears; provided that if the Company does not obtain Stockholder Approval prior to the earlier of (i) June 30, 2020 and (ii) at the Company’s 2020 annual meeting of stockholders, the rate shall increase to 11.625% per annum until such Stockholder Approval has been obtained. Series B Preferred Stock will fully participate on an as-converted basis in any dividends paid on the Common Stock, using a conversion rate based on a fixed conversion price equal to $7.91.

•	Redemption. The Company may redeem the shares of Series B Preferred Stock for an amount equal to the applicable redemption price set forth below expressed as a percentage of its Liquidation Preference (as defined below), plus any accrued and unpaid dividends, minus any dividend withholding taxes that the Company is entitled to set off pursuant to the terms of the Purchase Agreement.

Year	Percentage of Liquidation Preference
On or before March 31, 2021	105%
After March 31, 2021 and on or before December 31, 2021	110%
After December 31, 2021 and on or before December 31, 2022	120%
After December 31, 2022	130%

The March 31, 2021 date shall be deemed May 15, 2021 if the Company has entered into a definitive agreement with respect to a transaction that constitutes a Change of Control (as defined in the Purchase Agreement) on or prior to March 31, 2021. The redemption price and any accrued and unpaid dividends shall be paid in cash unless the Shares have a market capitalization in excess of $750 million on the date of the redemption notice, in which case the redemption price may be paid in cash or a combination of cash and Shares; provided that the number of Shares to be delivered will be determined based on 95% of the 30-trading day volume-weighted average price (“VWAP”).

•	Conversion Rights. The conversion rate will equal (i) the Liquidation Preference, plus any accrued and unpaid dividends, less any dividend withholding taxes that the Company is entitled to set off, divided by (ii) the then-applicable conversion price described below.

If the Company’s consolidated net leverage ratio is equal to or greater than 3.50 to 1.00 as of March 31, 2023 or any quarter ending thereafter, holders of Series B Preferred Stock will have the right to convert at a conversion price that equals 90% of the 30-day VWAP, during a 60-day conversion window.

Holders of the Series B Preferred Stock will also have the right to convert up to 25% of their shares of Series B Preferred Stock into Shares in the quarter following the completion of the Company’s fiscal year ending December 31, 2023, and each quarter ending thereafter at a conversion price that equals a 30-day VWAP, during a 60-day conversion window.

•	Liquidation Preference. The liquidation preference will be $1,000 per share of Series B Preferred Stock (the “Liquidation Preference”). In the event of a liquidation, holders of Series B Preferred Stock will receive the greater of (i) the Liquidation Preference, plus any dividends accrued and unpaid at the time of such liquidation, and (ii) the amount such holder of Series B Preferred Stock would have received upon conversion of its shares of Series B Preferred Stock into Shares using a conversion rate based on a fixed conversion price equal to $7.91.
11

CUSIP No. 629337106

•	Voting Rights. Holders of the Series B Preferred Stock shall not have any voting rights, other than with respect to: (i) amendments to the Company’s organizational documents that generally have an adverse effect on the Series B Preferred Stock as well as creation or issuance of senior or parity securities; (ii) issuance of additional Series B Preferred Stock after the closing of the Financing Transaction; (iii) incurrence by the Company and its subsidiaries of indebtedness other than any indebtedness that would be permitted to be incurred under the Company’s current credit agreement, excluding (A) indebtedness incurred in connection with refinancing the Company’s existing indebtedness outstanding, subject to certain limitations, and (B) indebtedness the net proceeds of which are contemporaneously used to redeem all outstanding shares of Series B Preferred Stock; and (iv) the sale of assets outside the ordinary course of business of the Company, unless (A) such assets are sold for fair market value, (B) 85% of the consideration received in connection with the asset sale is in the form of cash or cash equivalents and (C) the Company uses the net cash proceeds from such asset sale to permanently repay its indebtedness, and any net cash proceeds in excess of $25 million are used to redeem shares of Series B Preferred Stock and/or pay Series B Dividends.

In connection with the closing under the Purchase Agreement, the Investors will be granted certain customary registration rights with respect to their shares of Common Stock, including those underlying the Series B Preferred Stock and Warrants, shares of Series B Preferred Stock and the Warrants pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will contain other customary terms and conditions, including mutual indemnifications by the Company and each Investor.

The Warrants will be exercisable, in full or in part, at any time prior to the seventh anniversary of their issuance, at an exercise price of $12.00 per share, subject to customary anti-dilution adjustments in the event of future below market issuances, stock splits, stock dividends, combinations or similar events set forth in the Warrants. The Warrant may be exercised for cash or on a cashless basis, based on an exercise price equal to the closing sale price on the immediately preceding trading day. In connection with a change of control transaction, any unexercised Warrants will be, under certain circumstances, deemed to have been exercised on a cashless basis. Warrant holders are entitled to participate in any dividend or other distribution by the Company to holders of shares of its Common Stock, on an as-exercised basis.

In connection with the Financing Transaction, also on December 5, 2019, the Company and the Reporting Persons entered into a letter agreement (the “Letter Agreement”) pursuant to which the Company and Reporting Persons have agreed that the Reporting Persons are exempted from their 9.9% standstill obligation set forth in the Cooperation Agreement dated as of February 25, 2019, between the Company and the Reporting Persons. The Letter Agreement also provides that entry into the Financing Transaction does not otherwise breach any terms set forth in the Cooperation Agreement. The foregoing summary of the Letter Agreement is qualified in its entirety by the full text of the Letter Agreement, a copy of which is filed hereto as Exhibit 99.2 and is incorporated herein by reference.

Notwithstanding the Letter Agreement, the Reporting Persons are subject to certain other ownership limitations, including not acquiring more than 9.9% of the Shares outstanding after giving effect to the issuance of Shares upon conversion of the Series B Preferred Stock or exercise of the Warrants.

12

CUSIP No. 629337106

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,314,888 Shares outstanding as of December 2, 2019, as disclosed in the Purchase Agreement filed as Exhibit 99.2 hereto.

A.	Legion Partners I
(a)	As of the close of business on December 6, 2019, Legion Partners I beneficially owned directly 2,951,495 Shares.

Percentage: Approximately 6.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,951,495
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,951,495

(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on December 6, 2019, Legion Partners II beneficially owned directly 163,119 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 163,119
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 163,119

(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners XI
(a)	As of the close of business on December 6, 2019, Legion Partners XI beneficially owned directly 770,703 Shares.

Percentage: Approximately 1.82%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 770,703
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 770,703

(c)	Legion Partners XI has not entered into any transactions in the securities of the Issuer during the past sixty days.
13

CUSIP No. 629337106

D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,951,495 Shares beneficially owned directly by Legion Partners I, (ii) 163,119 Shares beneficially owned directly by Legion Partners II and (iii) 770,703 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.18%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,885,317
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,885,317

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 2,951,495 Shares beneficially owned directly by Legion Partners I, (ii) 163,119 Shares beneficially owned directly by Legion Partners II and (iii) 770,703 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.18%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,885,317
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,885,317

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on December 6, 2019, Legion Partners Holdings beneficially owned directly 300 Shares. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 2,951,495 Shares beneficially owned directly by Legion Partners I, (ii) 163,119 Shares beneficially owned directly by Legion Partners II and (iii) 770,703 Shares beneficially owned directly by Legion Partners XI

Percentage: Approximately 9.18%

14

CUSIP No. 629337106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,885,617
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,885,617

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,951,495 Shares beneficially owned directly by Legion Partners I, (ii) 163,119 Shares beneficially owned directly by Legion Partners II, (iii) 770,703 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings.

Percentage: Approximately 9.18%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,885,617
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,885,617

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 5, 2019, the Reporting Persons and the Issuer entered into the Letter Agreement as defined and described in Item 4 above, which is incorporated herein by reference.

Also on December 5, 2019, the Reporting Persons and the Issuer entered into the Securities Purchase Agreement as defined and described in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Securities Purchase Agreement, dated December 5, 2019, by and among the Reporting Persons, the other purchasers identified therein and the Issuer.

99.2       Letter Agreement, dated December 5, 2019, by and among the Reporting Persons and the Issuer.

15

CUSIP No. 629337106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XI

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

16

CUSIP No. 629337106

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

17

CUSIP No. 629337106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Date of Purchase	Amount of Securities Purchased	Price ($)

Legion Partners, L.P. I

Purchase of Common Stock	10/24/2019	5,147	6.2295

Legion Partners, L.P. II

Purchase of Common Stock	10/24/2019	53	6.2295
Purchase of Common Stock	10/30/2019	4,524	6.5971